UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2012

Commission File Number 001-34667

SEADRILL LIMITED

P.O. Box HM 1593
Par-la-Ville Place, 4th Floor
14 Par-la-Ville Road
Hamilton HM 08 Bermuda
(441)295-6935
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Seadrill Limited (the "Company"), dated August 27, 2012, announcing the Company's financial results for the three and six month periods ended June 30, 2012 and 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED
(Registrant)

Dated: September 4, 2012	By:	/s/ Georgina Sousa
Georgina Sousa
Secretary

EXHIBIT 99.1

Seadrill Limited (SDRL) - Second quarter and six
months 2012 results

Highlights
•	Seadrill generates second quarter 2012 EBITDA*) of US$634 million.
•	Seadrill reports second quarter 2012 net income of US$554 million and earnings per share of US$1.12.
•	Seadrill increases the ordinary quarterly cash dividend by US$0.02 to US$0.84.
•	Seadrill commences operations with the ultra-deepwater newbuilds West Capricorn and West Leo in the Gulf of Mexico and Ghana respectively.
•	North Atlantic Drilling Ltd (NADL) secures a two-year extension for the semi-submersible rig West Alpha, with a total revenue potential of US$410 million.

Subsequent events
•	Seadrill secures commitments for 19 rig years for the ultra-deepwater newbuilds West Auriga and West Vela, and an ultra-deepwater unit to be announced, with a total revenue potential of US$4 billion.
•	Seadrill secures a commitment for a five-year contract for the ultra-deepwater drillship West Polaris with a total revenue potential of US$1.1 billion.
•
Seadrill secures an aggregated seven-year commitment for the ultra-deepwater drillships West Gemini and West Capella with a total revenue potential of US$1.6 billion. The contracts are subject to formal approvals to be received no later than end of October.

•
Seadrill refinances a credit facility of US$585 million related to the majority of our tender rig fleet increasing the nominal amount to US$900 million and also including one additional newbuild unit. The new facility increases liquidity by US$588 million.

•	Seadrill Partners LLC (the MLP) submits its first draft to the SEC for review.
•	Seadrill reduces its ownership in SapuraKencana to 6.4%, releasing proceeds of approximately US$200 million.

*) EBITDA is defined as earnings before interest, depreciation and amortization equal to operating profit plus depreciation and amortization.

Condensed consolidated income statements
Second quarter and six months 2012 results

Consolidated revenues for the second quarter of 2012 amounted to US$1,122 million compared to US$1,050 million in the first quarter 2012.

Operating profit for the quarter was US$483 million compared to US$456 million in the preceding quarter.

Net financial items for the quarter showed a gain of US$114 million compared to a gain of US$24 million in the previous quarter, as we in the second quarter recorded an accounting gain of US$169 million largely related to the merger of SapuraCrest Petroleum Bhd (SapuraCrest) and Kencana Petroleum Bhd (Kencana). In addition, we recorded a gain on sales of 300 million shares in SapuraKencana of US$84 million.

Income taxes for the second quarter were US$43 million, up from US$41 million in the previous quarter.

Net income for the quarter was US$554 million or basic earnings per share of US$1.12.

The Company reports operating revenues of US$2,172 million, operating income of US$939 million and a net income of US$992 for the six months ended June 30, 2012. This compares to operating revenues of US$2,105 million, operating income of US$860 million and a net income of US$1,531 for the six months ended June 30, 2011.

Balance sheet
As of June 30, 2012, total assets amounted to US$18,934 million, an increase of US$232 million compared to March 31, 2012.

Total current assets increased from US$1,943 million to US$1,972 million over the course of the quarter primarily related to the increase in marketable securities related to the merger between SapuraCrest and Kencana. At the end of the first quarter Seadrill owned a 23.59% share of SapuraCrest. On May 17, 2012, SapuraCrest and Kencana merged into a new entity SapuraKencana Petroleum Bhd (SapuraKencana), as a consequence, Seadrill’s equity share was diluted and the accounting treatment for this investment changed from an being treated as an associated company to a marketable security, which is marked-to-market each quarter. In relation to the dilution, Seadrill booked non cash gain of US$169 million, and as of June 30, our book value of SapuraKenaca is US$223 million equal to a share price of MYR2.2. The gross proceeds from the merger and subsequent share sale by Seadrill released approximately US$270 million in cash out of which approximately US$70 million was distributed in a special dividend in the first quarter.

Total non-current assets increased from US$16,759 million to US$16,962 million mainly due to the first installments of four of our newbuildings; West Rigel, West Saturn, West Mira and T18.

Total current liabilities decreased from US$2,819 million to US$2,788 million largely due to a reduction of our short-term debt.

Long-term interest bearing debt decreased from US$8,675 million to US$8,376 million over the course of the quarter and net interest bearing debt increased from $9,712 million to US$10,010 million.

Total equity increased from US$6,510 million to US$6,715 million as of June 30, 2012. The increase is mainly due to net income offset by paid dividends.

Cash flow
As of June 30, 2012, cash and cash equivalents amounted to US$276 million, which corresponds to a decrease of US$169 million compared to the previous quarter.  Net cash from operating activities for the period was US$936 million whereas net cash used in investing activities for the same period amounted to US$687 million, primarily related to additions to newbuildings.  Net cash used for financing activities was US$456 million mainly due to dividend payments.

Outstanding shares
As of June 30, 2012, the issued common shares in Seadrill Limited totaled 468,262,574 adjusted for our holding of 958,459 treasury shares. In addition, we had stock options for 4.8 million shares outstanding under various share incentive programs for management, out of which approximately 2.0 million had vested and are exercisable.

Operations
Offshore drilling units
Seadrill had 45 offshore drilling units in operation during the second quarter in Northern Europe, US Gulf of Mexico, Mexico, South Americas, West Africa, Middle East and Southeast Asia (including five tender rigs owned by Varia Perdana). In addition, the jack-up West Janus (which is held for sale) undertook some preparation work for its upcoming assignment and the jack-ups West Resolute and West Defender were in transit to new assignments for the duration of the quarter.

For our floaters (drillships and semi-submersible rigs) the economic utilization rate in the second quarter averaged 95 percent compared to 94 percent in the first quarter. For our jack-up rigs in operation, the economic utilization was 79 percent in the second quarter compared to 98 percent in the preceding quarter. The decrease is primarily due to the fact that several rigs were in mobilization during the quarter, and West Vigilant was operating for only three weeks in the quarter. For our tender rigs, the average economic utilization for the second quarter remained high at 97 percent compared to 98 percent in the first quarter.

Table 1.0 Contract status offshore drilling units
Unit	Current client	Area of location	Contract start	Contract expiry
Semi-submersible rigs
West Alpha **	BG/ ExxonMobil	Norway	May 2009	Aug 2016
West Aquarius	ExxonMobil	Southeast Asia	Feb 2009	Jun 2015
West Capricorn	BP	USA	Jun 2012	Jul 2017
West Eminence	Petrobras	Brazil	Jul 2009	Jul 2015
West Hercules	Statoil	In transit to Norway	Nov 2012	Nov 2016
West Leo	Tullow Oil	Ghana	Apr 2012	May 2016
West Mira (NB*)		South Korea – Hyundai Shipyard
West Orion	Petrobras	Brazil	Jul 2010	Jul 2016
West Pegasus	PEMEX	Mexico	Aug 2011	Aug 2016
West Phoenix **	Total	UK	Jan 2012	Jan 2015
West Rigel (NB*)**		Singapore – Jurong Shipyard
West Sirius	BP	USA	Jul 2008	Jul 2014
West Taurus	Petrobras	Brazil	Feb 2009	Feb 2015
West Venture **	Statoil	Norway	Aug 2010	Jul 2015

Drillships
West Capella	Total	Nigeria	Apr 2009	Apr 2017
West Gemini	Total	Angola	Sep 2010	Sep 2017
West Navigator **	Shell	Norway	Jan 2009	Jun 2014
West Polaris	ExxonMobil	Nigeria	Nov 2011	Oct 2017
West Auriga (NB*)	TBA	South Korea – Samsung Shipyard	Sep 2013	Sep 2020
West Tellus (NB*)		South Korea – Samsung Shipyard
West Vela (NB*)	TBA	South Korea – Samsung Shipyard	Dec 2013	Dec 2020
West Neptune (NB*)		South Korea – Samsung Shipyard
West Jupiter (NB*)		South Korea – Samsung Shipyard
West Saturn (NB*) HE		South Korea – Samsung Shipyard

Jack-up rigs
West Elara **	Statoil	Norway	Mar 2012	Mar 2017
West Epsilon **	Statoil	Norway	Dec 2010	Dec 2014
West Linus (NB*) **	ConocoPhillips	Singapore – Jurong Shipyard	Apr 2014	Mar 2019

BE Jack-up rigs
West Courageous	Shell	Malaysia	Jan 2012	Jan 2013
West Defender	Shell	Brunei	Sep 2012	Sep 2016
West Freedom	KJO	Saudi Arabia / Kuwait	Jun 2009	Jun 2012
West Intrepid	KJO	Saudi Arabia / Kuwait	May 2009	Nov 2013
West Mischief	Equion	Colombia	Mar 2012	Oct 2012

Unit	Current client	Area of location	Contract start	Contract expiry
West Resolute	KJO	Saudi Arabia / Kuwait	Aug 2012	Aug 2015
West Vigilant		Vietnam
West Ariel	VSP	Vietnam	Jan 2012	Dec 2012
West Callisto	Total	Andaman Sea	May 2012	Nov 2015
West Cressida	PTTEP	Thailand	Nov 2010	May 2014
West Janus***	VSP		Jul 2012	Oct 2012
West Leda	ExxonMobil	Malaysia	Mar 2012	Apr 2014
West Prospero	VSP	Vietnam	Jan 2012	Dec 2012
West Triton	KJO	Saudi Arabia / Kuwait	Sep 2012	Sep 2015
West Castor (NB*)		Singapore – Jurong Shipyard
West Tucana (NB*)		Singapore – Jurong Shipyard
West Telesto (NB*)		China – Dalian Shipyard
West Oberon (NB*)		China – Dalian Shipyard

Tender rigs
T4	Chevron	Thailand	Jul 2008	Jun 2013
T7	Chevron	Thailand	Nov 2011	Mar 2013
T11	Chevron	Thailand	May 2008	May 2017
T12	Chevron	Thailand	Apr 2011	Apr 2014
T15 (NB*)	Chevron	China – COSCO Shipyard	Apr 2013	Apr 2018
T16 (NB*)	Chevron	China – COSCO Shipyard	Jun 2013	Jun 2018
T17 (NB*)	PTTEP	China – COSCO Shipyard	May 2013	May 2018
T18 (NB*)	Chevron	China – COSCO Shipyard	Mar 2014	Mar 2019
West Alliance	Shell	Malaysia	Jan 2010	Jan 2015
West Berani	Chevron	Indonesia	Apr 2012	Apr 2013
West Jaya	BP	Trinidad & Tobago	Nov 2011	Sep 2014
West Esperanza (NB*)	Amerada Hess	Singapore - Keppel FELS	Jul 2013	Dec 2014
West Menang	Murphy	Malaysia	Aug 2011	Sep 2014
West Pelaut	Shell	Brunei	Apr 2012	Mar 2015
West Setia	Chevron	Angola	Aug 2009	Aug 2014
West Vencedor	Chevron	Angola	Mar 2010	Mar 2015

*             Newbuild under construction or in mobilization to its first drilling assignment.
**           Owned by our subsidiary NADL in which we own 73 percent of the outstanding shares.
***         Seadrill has entered into an agreement to sell the unit, a transaction currently expected to be completed during the fourth quarter 2012.

Next quarter operational events
Our third quarter 2012 earnings is expected to be favorably impacted by a full quarter of operation for the ultra-deepwater semi-submersible rigs West Leo and West Capricorn. We have so far in the third quarter suffered 90 days of downtime on our deepwater rigs. A significant portion of this downtime was related to failure of Original Equipment Manufacturer (OEM) parts on subsea BOP’s. This issue has been resolved. West Aquarius and West Hercules will for the entire quarter be in transit to their next respective assignments. Total mobilization payment is estimated to US$85 million. For the West Aquarius the mobilization fee will be taken to income over the mobilization period.

Newbuilding program
We currently have 18 units under construction. The newbuild program includes six ultra-deepwater drillships, two ultra-deepwater semi-submersible rigs, one harsh-environment jack-up rig, four premium benign environment jack-up rigs, one semi-tender rig, and four tender rigs. The new building program progress according to schedule with respect to time and cost. In total eight of the 18 new buildings have already been chartered out on longterm contracts.

In addition, we hold fixed price options for one ultra-deepwater drillship and one ultra-deepwater semi-submersible rig. The delivery schedule for the newbuilds under construction is from the fourth quarter 2012 to the first quarter 2015, with the majority of deliveries in 2013 and 2014. The total remaining yard installments for our newbuilds are approximately US$4.6 billion. In total US$1.2 billion has been paid to the yards in pre-delivery installments.

For further information on our newbuilding program please see Note 8 and Note 14 to our financial statements.

Operations in associated companies
Archer Limited (“Archer”)
Archer is an international oilfield service company listed on the Oslo Stock Exchange. We currently own 146,238,446 shares in Archer, representing a gross value of US$328 million based on the closing share price of NOK12.70 on August 24, 2012. Our Archer position contributed US$3 million to our second quarter net income, based on consensus estimates, compared to US$4 million in the first quarter. Contribution from Archer is reported under other financial items as part of investment in associated companies. For more information on Archer we refer to their quarterly report, which will be released on August 29 and published on www.archerwell.com.

We see our holding in Archer as a strategic investment with a target to maximize the position over the next three to five years. The set back in the US oil service market, which is driven by low gas prices has created a short-term weakness, but also interesting opportunities for expansion. The Board remains confident that the Archer investment will provide a satisfactory return over time.

Asia Offshore Drilling Ltd (“AOD”)
AOD is an offshore drilling company listed on Oslo Stock Exchange that has three jack-up rigs under construction at Keppel FELS in Singapore. Seadrill has a 33.75 percent ownership stake in AOD, representing a gross value of US$57 million based on the closing share price of NOK25.00 on August 24, 2012. Seadrill is responsible for the construction supervision, project management, as well as corporate and commercial management of the AOD rigs. As reported in the first quarter, AOD needs to strengthen its equity base in order to take delivery of the three rigs. Discussions are ongoing and Seadrill, as a major shareholder, has expressed willingness to contribute its 33.75% share of the capital requirement. Several jack-up newbuilds have recently been sold at attractive levels to established drilling contractors, reducing the large overhang of speculative newbuilds.

AOD contributed US$0 million to our second quarter net income. Contribution from AOD is reported under other financial items as part of investment in associated companies. For more information on AOD, please see their separate quarterly report published on www.aodrilling.com.

Sevan Drilling ASA (“Sevan Drilling”)
Sevan Drilling is an offshore drilling company listed on Oslo Stock Exchange. Sevan Drilling owns and operates two ultra-deepwater rig of the cylindrical Sevan design in Brazil. The second rig has recently commenced operation. Sevan Drilling has further two newbuilds of similar design under construction, with delivery scheduled for fourth quarter 2013 and second quarter 2014. Seadrill has a 28.5 ownership stake in Sevan Drilling, representing a gross market value of US$112 million based on the closing share price on August 24, 2012. Contribution from Sevan Drilling is reported as part of investment in associated companies under other financial items. For the second quarter, Sevan Drilling contributed a loss of US$1 million to net income. Seadrilll sees the investment in Sevan as an opportunistic investment and will evaluate the investment up against alternative ways to expand our company. The position currently has an unrealized gain of US$47 million. Seadrill will if we remain a large holder in Sevan try to propose a closer co-operation between Seadrill and Sevans Brazilian operations in order to reduce cost and strengthen the operational platform.

For more information on Sevan Drilling, see their separate quarterly report published on www.sevandrilling.com.

Varia Perdana Bhd.(“Varia Perdana”)
We have a 49 percent ownership interest in Varia Perdana, which owns and operates five self-erecting tender rigs. During the first quarter, the tender rig T3 worked for PTTEP in Thailand and T10 worked for Chevron in Thailand. The tender rig T6 worked for Carigali Hess in the Malaysia - Thailand Joint Development Area while the Teknik Berkat worked for Petronas Carigali. T9 operated for Petronas Carigali, offshore Malaysia. Varia Perdana contributed US$10 million to our second quarter earnings compared to US$9 million in the first quarter. Contribution from Varia Perdana is reported as part of investment in associated companies under other financial items.

SapuraKencana Petroleum Bhd.(“SapuraKencana”)
SapuraKencana is a fully integrated Malaysian oil service provider listed on the Malaysian Stock Exchange. In May, the merger of SapuraCrest and Kencana Petroleum was consummated, and we received a US$70 million cash settlement and approximately 600 million shares giving rise to an accounting gain of US$169 million. Late May we sold 300 shares at MYR2.12 in the secondary market receiving gross proceeds of approximately US$200 million and which gave rise to an accounting gain of US$84 million. This reduced our holding to 319,540,802 shares equivalent to a 6.4 percent ownership stake.

SapuraCrest contributed US$3 million for the period prior to the merger to our second quarter net income. After the merger our ownership in SapuraKencana is treated as marketable security and is marked-to-market with no equity pick-up.

SapuraKencana remains a valued business partner with which we have entered into a 5050 joint venture for three pipe laying support vessels (PLSVs) to operate in Brazil, and whom among other things own 51 percent of Varia Perdana Bhd. Seadrill sees Sapura Kencana with its strong position in the far east oil service market as a very valuable joint venture partner and are currently working on several ways to expand the co-operation further.

For more information on SapuraKencana, see their separate quarterly report published on www. sapurakencana.com.

SeteBrasil
Seadrill and SeteBrasil have been awarded contracts for three ultra-deepwater drillships to be constructed in Brazil at Estaleiro Jurong Aracruz. This forms part of Seadrill’s committed strategy to develop our presence in the region and could potentially form part of Seabras.

The three ultra-deepwater drillships will be delivered between 2016 and 2018. Petrobras have contracted the units for 15 years and have in addition a five-year option period. The agreed daily rate is US$610,000 including bonus. Seadrill will own 30 percent of the rig owning companies and will have full responsibility for the operations and commercial management of the vessels. Seadrill’s total equity investment in the owning structure is estimated to be approximately US$130 million.

New contracts and contract extensions
Subsequent to the filing of our first quarter 2012 report, we have entered into the following new contracts and received the following commitments:

In June 2012, ExxonMobil exercised the last optional well in the contract for the harsh environment semi-submersible rig West Alpha, extending the expected contract expiry to August 2014. Furthermore, later in June we received a letter of intent from ExxonMobil for a two-year assignment for the West Alpha in direct continuation of its existing contract. The agreed daily rate is US$548,000, and ExxonMobil has an option to extend the contract by one year at the same terms and conditions.

In August, we received a commitment from a major oil company for new contracts on the newbuild drillships West Auriga and West Vela, and a third drilling unit currently in operation, which will be named later. The combined three-rig package involves 19 rig years and a potential contract value of US$4 billion, including mobilization fees for the newbuild units.

We have also recently entered into new contracts for the tender rigs T11 and T17. The T11 has secured a new four-year contract with Chevron at a daily rate of US$127,500 for operations in Thailand. In addition, the T17 has secured a five-year contract with PTTEP for operations offshore Thailand at an agreed daily rate of US$118,000.

Recently we secured a new contract for the semi-tender rig West Setia with Chevron, in direct continuation of its existing contract. The duration is for two years and with an agreed daily rate of minimum US$223,000.

Furthermore, we have received commitments for the three ultra-deepwater drillships West Polaris, West Gemini, and West Capella. The West Polaris will have a five-year commitment with an undisclosed client at a daily rate of US$642,000, the West Gemini and West Capella has recieved an agggreagte of 7 years commitment for work in West Africa. These contracts has an estimated total revenue potential of approximately US$2.8 billion.

For more detailed information regarding daily rates and contract durations including escalation, currency adjustment or other minor changes to daily rates and duration profiles, see our fleet status report or news releases on the our website www.seadrill.com

Market development
The outlook and fundamentals in the offshore drilling industry remain strong. Spending on exploration and production, the key demand driver for offshore drilling services has grown by more than 10 percent each year since 2009. This trend is widely expected to continue in 2013. Oil price declines during the second quarter were short lived with a drop to U$90 per barrel that was soon followed by a return to the U$110 per barrel levels that has been prevalent over the last eighteen months.

Despite some large high profile discoveries during the last year, new finds continue to lag production. Oil companies continue to struggle to achieve their production targets and the backlog of development opportunities that built up after the 2008 financial turmoil is diminishing. Coupled with oil companies strong balance sheets we believe this should result in increased exploration and development drilling across all our market segments.

Our track-record of delivering safe and efficient operations for our customers is resulting into existing clients re-contracting rigs, and also creating opportunities with new clients. We remain optimistic on the outlook for our industry and the demand for our services and equipment.

Ultra-deepwater floaters (>7,500 ft water)

Ultra-deepwater exploration and development is primarily undertaken by the largest oil companies. The long planning horizons required for these projects make demand for ultra-deepwater units less sensitive to short-term fluctuations in the oil price. Contracting and tendering activity for modern ultra-deepwater units has continued at a strong pace with daily rates in the US$550,000 to US$650,000 range, depending on location and contract duration.

The worldwide supply demand balance for ultra-deepwater rigs has tightened further due to the high contracting activity. Increasing daily rates have been accompanied by increasing duration. Seadrill estimates that less than five units are available in 2013 and we expect that the market will quickly absorb this availability. Discussions are already underway for drilling rigs available in 2014 and beyond, as customers increase their planning horizons in recognition of the tight supply, or seek to secure rigs to address previously deferred development and exploration campaigns.

Despite the positive market developments in the last year there have been relatively few newbuild announcements. Excluding Brazil, only 16 additional ultra-deepwater units have been ordered over the last twelve months, versus 23 units ordered in the six months prior to that. Seadrill has ordered five out of the last 16 units. Interesting opportunities continue to exist for newbuild construction by established drilling contractors who have the organizational capacity and the operational track-record that financial investors are looking for.

Ultra-deepwater rig demand continues to be largely driven from the Gulf of Mexico and Africa, supplemented by exploration successes in emerging oil and gas regions. In the US Gulf of Mexico the industry is becoming more comfortable with the increased requirements of the new permitting and regulatory oversight environment. A number of fixtures have already occurred, including our agreement to contract three rigs for 19 rig years. Across Africa ongoing development programs and exciting finds in both mature and emerging areas continue to keep this market undersupplied for the foreseeable future.

The North Sea market continues to show strength. Rig capacity for 2013 is sold out and only limited capacity is available for 2014 and 2015.

Brazil remains a core deepwater basin. While Petrobras’ public plans do not include significant increases in ultra-deepwater drilling capacity, the ongoing demand in the region is expected to provide opportunities for rigs already operating in the region. If Petrobras intends to meet their production targets, incremental supply will likely be required until the SeteBrasil’s rigs are available.

The Board believes that the units under construction will not be sufficient to meet the expected incremental global demand. Consequently, Seadrill is actively negotiating for additional newbuild units.

Several oil companies have recently launched tenders for long-term contracts, the timing and durations of which would facilitate the ordering of the required units. These contracts also include potential equity participation by the oil companies. Seadrill have not aggressively competed for this business since the return and the operational risk in these projects are expected to be less favorable than other opportunities.

Premium jack-up rigs (>350 ft water)
The market for premium jack-up rigs continues to tighten with strong interest from customers, significant tendering activity, supporting increased daily rates and contract terms in most markets.

The utilization rate for premium jack-up rigs has not been below 90 percent since March 2011 and has trended upwards in each successive quarter since then. With limited available supply and a tightening market in the near-term, we expect additional pricing pressure and continued increases in daily rates over the next year.

Despite the high numbers of jack-up rigs being retired the last two years, the average age for the fleet remains over twenty years and the need for fleet renewal continues. The 26 newbuild deliveries planned for 2012, are in line with the average numbers added annually since 2008 and should easily be absorbed by the market. The recent sale prices of modern jack-ups lead us to be cautiously optimistic regarding the 45 jack-ups that are to delivered in 2013, particularly since only 17 units have been ordered so far in 2012.

Our high specification jack-up fleet continues to operate primarily in Asia Pacific and the Middle East. Despite the addition of newbuilds and relocation of rigs from other areas, daily rates continue to move upwards in these regions. We continue to see demand outstripping supply at least into 2013. Demand development in the Arabian Gulf continues to grow with visible requirements for approximately 20 additional units on multi year contracts. Tightening supply in West Africa, coupled with oil company desire to utilize the safety and efficiency benefits of newer, higher specification units are expected to result in incremental opportunities in that market over the coming year. We expect the jack-up market to show a positive development in the quarters to come.

Tender rigs
We continue to see strong interest from oil companies for the tender rig concept. This interest along with excellent performance from our existing fleet continues to translate into new contracts and extensions of existing contracts, at higher daily rates and longer contract durations. We intend to meet the needs of our customers in this segment by continuing our organic growth strategy of both tender rigs and semi-tenders to meet future demand developments, along with an ongoing high grading and rationalizing of our existing fleet.

Corporate strategy, dividend and outlook

Growth and Investments
Since our incorporation, our strategy has been to develop a fleet of highly advanced drilling units through newbuild orders and selective acquisitions of modern assets. The demand from oil companies for such premium drilling units has enabled us to grow the Company into a leading offshore driller in a short-time frame. In line with this strategy and in response to the strong demand from our clients for our services we have 18 newbuilds under construction. With the current strong prevailing market for offshore drilling units we expect our newbuilding programme to significantly enhance both our future earnings and dividend capacity. We currently have 18 newbuilds under construction at a total all-in cost of US$6.9 billion with deliveries between 2012 and 2015 with the majority of deliveries in 2013 and 2014. Approximately US$1.6 billion of the project costs have already been paid.

Based on the committed new buildings and the developments in the market the Board is increasingly confident that our target of a US$4 billion EBITDA can be reached when the new units are in operation.

Revenue backlog
We have since our first quarter report entered into new contracts with a total revenue potential of US$7.6 billion, increasing our orderbacklog from US$12.7 billion to a record high of US$20.3 billion today.

This generates substantial visibility for our future earnings, making our dividend capacity more transparent, and bringing comfort to our financing strategy. We have now only the ultra-deepwater drillship West Tellus available for 2013. In 2014 we have open slots available for three ultra-deepwater newbuild drillships, and we have several request for these units. We are comfortable that long-term contracts can be secured at attractive terms. The average contract duration, including our newbuilds, is 38 months for our deepwater fleet.

For our shallow water capacity, the average contract length is 26 months for our tender rigs and 18 months for our jack-ups. We have some open positions for our tender rigs in 2013, but we are already in advanced discussions with clients regarding contracts for these rigs. The only available jack-up rig available this year is the West Vigilant, the rig is currently mobilizing to South East Asia we expect to agree a new contract for this unit shortly.

Financial flexibility
We continue to improve our financial flexibility. In May, we sold 50 percent of our holding in SapuraKencana releasing proceeds of approximately US$200 million. Furthermore, the Board is pleased that we in July refinanced a credit facility related to part of our tender rig fleet. The facility, which expired, had been paid down to US$312 million and was refinanced with a new US$900 million facility, of which a tranche of US$150 million becomes available when the West Esperanza is delivered from the yard in 2013. The facility was heavily oversubscribed, demonstrating that secured bank financing at attractive terms are still available to Seadrill. The new facility will release approximately US$588 million in cash and confirms that there is significant new additional borrowing capacity available as the existing facilities matures.

We are in advanced discussions with Export Credit Agencies (ECA’s) in Norway, China and Korea, as well as commercial banks, with respect to our capital commitments related to our newbuild program through 2013. Seadrill have further received indicative termsheet to finance deepwater rigs with contracts in the secured bond market at level up to USD 850 million at attractive terms, and also received attractive proposals for large unsecured facilities. Such financings will if arranged release significant cash. The Board has also observed that the spread between long term unsecured financing and the secured bankfinancing has decreased making it increasingly attractive to extend Seadrill’s unsecured facilities.

The Board is very confident that the remaining yard installments of US$4.6 billion can be financed in the secured and unsecured debt market, without raising additional equity.

Master Limited Partnership (“MLP”)
In July, it was announced that Seadrill’s wholly owned subsidiary Seadrill Partners LLC had submitted a confidential first draft registration statement to the SEC. The initial public offering of the MLP’s common units is expected to commence after the SEC completes its review process. Upon completion of the offering, the MLP is expected to have an interest in two semi-submersible drilling rigs, one drillship and one semi-tender rig from Seadrill Limited's rig fleet.

Other Significant Investments
We hold various ownership positions in other listed offshore drillers and oil service companies. Our portfolio includes a 39.9 percent holding in Archer Limited, a 33.75 percent holding in Asia Offshore Drilling Ltd, a 28.5 percent in Sevan Drilling ASA, a 6.4 percent holding in SapuraKencana. Except for our strategic investment in Archer, the Board evaluates the prospects of these investments on a continuous basis.

At current market prices, potential disposal of the above-mentioned holdings could free up approximately US$746 million in cash. These holdings could potentially add significant financial flexibility to finance further growth of the Company.

Quarterly Cash Dividend
The Board has in connection with the disclosure of the second quarter results evaluated the current dividend level and prospects and has resolved to increase the regular quarterly dividend by US$0.02 to US$0.84. The increase of the dividend reflects the positive market outlook, the record high revenue backlog, and the solid support Seadrill receives from the financing market. The Board firmly believes that the new dividend level is sustainable long-term. The ex. dividend date has been set to September 4, 2012, record date is September 6, 2012 and payment date is on or about September 20, 2012.

Near-term prospects
Seadrill has distributed a regular cash dividend for the last twelve consecutive quarters, Totally US$4.6 billion has been distributed to the shareholders over the last five years. After the Q2 dividend payment Seadrill will have distributed approximately the same amount of capital as we raised and converted since the incorporation in 2005. The combination of a high dividend payout and high growth through investments in modern assets, Seadrill has delivered a superior shareholder return compared to any of our competitors. With several new contracts and a record high order backlog coupled with solid growth in operating cashflow, we are increasingly optimistic that we have the potential to continue to grow dividend payments and at the same time finance aggressive growth. However, this is dependent on continous strength in the drilling services and financial markets.

Our revenue backlog including recent received commitments and contracts is record high at US$20.3 billion. With an average contract term for our floaters of 3.2 years, and a current burn rate of US$1.1 billion per quarter, our focus is to maintain our current level of revenue backlog.

There has historically been a strong link between the development of the world economy and demand for energy, including oil and gas. We continue to see strong demand from our customers for our drilling services and the ultra-deepwater market has tightened further increasing both daily rates and duration.

The Board is confident that the oil companies need for drilling cannot be met by the capacity which will be delivered in 2013 and 2014. This creates an attractive opportunity for further newbuilding orders . Such ordering becomes further attractive due to the cyclical downturn in the shipyard industry and the low new building prices.

We see that our customers have continued focus on quality equipment, HSE performance, and efficient operations remains paramount, and that new entrants that cannot show a track record will face significant challenges in obtaining contracts and financing.

During the quarter we received positive customer feedback and demonstrated solid HSE performance. We still have some challenges related to BOP and subsea equipment, that has to some extent hampered our economic utilization in the third quarter. Seadrill will continue to focus on this issue in order to achieve a industry superior economical utilization across all our rig segments.

The Company has good cost control and expects to be able to crew and operate the new units without significantly increasing the general cost base. We see relatively large potential for cost reductions linked to taking out benefits of being a large company. Framework agreements for purchases of equipment and services, and a better utilization of stores and spares are targeted areas. We have also observed a better cost structure for units, that have been operating in the same geographic area, and where we have been able to increase the number of local staff.

The operating results for Q3 will be influenced by the reported downtime but is expected to continue to show solid growth. The Company expects the strong growth in operating cash flow to continue in the coming three years, mainly driven by commencement of new capacity but further underpinned by the US$20.3 billion orderbacklog. The Board is pleased with the way the company is positioned and expects to be able to deliver a solid operational return to shareholders in the years to come. The developments in the general offshore market as well as in the Company in the last quarter have further strengthened the investment case.

Forward-Looking Statements
This report contains forward-looking statements. These statements are based on various assumptions, many of which are based, in turn, upon further assumptions, including Seadrill management’s examination of historical operating trends.

Including among others, factors that, in Seadrill’s view, could cause actual results to differ materially from the forward looking statements contained in this report are the following: (i) the competitive nature of the offshore drilling industry; (ii) oil and gas prices; (iii) technological developments; (iv) government regulations; (v) changes in economical conditions or political events; (vi) inability of Seadrill to obtain financing for the newbuilds or existing assets on favorable terms or at all; (vii) changes of the spending plan of our customers; (viii) changes in Seadrill’s operating expenses including crew wages; (ix) insurance; (x) dry-docking; (xi) repairs and maintenance; (xii) failure of shipyards to comply with delivery schedules on a timely basis; (xii) and other important factors mentioned from time to time in our reports filed with the United States Security Exchange Commission (“SEC”) and the Oslo Stock Exchange.

August 27, 2012
The Board of Directors
Seadrill Limited
Hamilton, Bermuda

Questions should be directed to Seadrill Management AS represented by:

Alf C Thorkildsen:                                          Chief Executive Officer and President
Rune Magnus Lundetræ:                              Chief Financial Officer and Senior Vice President

SEADRILL LIMITED

INDEX TO UNAUDITED FINANCIAL STATEMENTS

Unaudited Consolidated Statements of Operations for the three and six months ended June 30, 2012 and 2011	Page 2
Unaudited Consolidated Statements of Comprehensive Income for the three and six months ended June 30, 2012 and 2011	Page 3
Unaudited Consolidated Balance Sheets as of June 30, 2012 and December 31, 2011	Page 4
Unaudited Consolidated Statements of Cash Flows for the six months ended June 30, 2012 and 2011	Page 5
Unaudited Consolidated Statements of Changes in Shareholders' Equity for the six months ended June 30, 2012	Page 7
Notes to Unaudited Financial Statements	Page 8

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
for the three month periods and six months periods ended June 30, 2012 and 2011

(In US$ millions)

	Three month period ended June 30,		Six month period ended June 30,
	2012	2011	2012	2011

Operating revenues
Contract revenues	1 087	968	2 112	2 049
Reimbursables	37	24	62	50
Other revenues	(1)	3	(2)	6
Total operating revenues	1 122	995	2 172	2 105

Operating expenses
Vessel and rig operating expenses	404	352	785	812
Reimbursable expenses	34	22	57	47
Depreciation and amortization	151	148	291	291
General and administrative expenses	50	43	101	95
Total operating expenses	639	565	1 233	1 245

Net operating income	483	430	939	860

Financial items
Interest income	4	5	9	12
Interest expenses	(76)	(80)	(147)	(156)
Share in results from associated companies	15	17	33	36
Gain/ (loss) on derivative financial instruments	(96)	(90)	(6)	(49)
Foreign exchange (loss)	12	(5)	(8)	(28)
Gain on loss of control in subsidiary	0	0	0	540
Gain on realization of marketable securities	85	416	85	416
Gain on decline in ownership interest	169	0	169	0
Other financial items	1	1	3	(2)
Total financial items	114	264	138	769

(Loss)/income before income taxes	597	695	1,077	1 629

Income taxes	(43)	(50)	(85)	(98)
Net (loss)/income	554	645	992	1 531

Net (loss)/ income attributable to the parent	526	615	941	1 494
Net income attributable to the non-controlling interest	28	30	51	37

Basic earnings per share (US$)	1.12	1.34	2.01	3.32
Diluted earnings per share (US$)	1.09	1.29	1.96	3.12
Declared regular dividend per share (US$)	0.84	0.75	1.66	1.50
Declared extraordinary dividend per share (US$)	-	-	0.15	-

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

 for the three and six month periods ended June 30, 2012 and 2011
(In US$ millions)

	Three month period ended June 30,		Six month period ended June 30,
	2012	2011	2012	2011

Net (loss)/ income	554	645	992	1 531

Other comprehensive income/ (loss), net of tax:
Change in unrealized gain/ (loss) on marketable securities	98	(455)	98	(291)
Change in unrealized foreign exchange differences	8	5	0	28
Change in unrealized gain/ (loss) on interest rate swaps in subsidiaries	0	0	0	1
Deconsolidation of subsidiaries	0	0	0	(63)
Change in unrealized gain/ (loss) on interest rate swaps in VIEs	6	1	11	8
Other comprehensive income/ (loss):	112	(449)	109	(317)

Total comprehensive (loss)/income for the period	666	196	1,101	1,214

Comprehensive income attributable to the non-controlling interest	34	31	62	55
Comprehensive (loss)/income attributable to the parent	632	165	1,039	1,159

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited

UNAUDITED CONSOLIDATED BALANCE SHEET

(In US$ millions)
ASSETS	June 30, 2012	December 31, 2011
Current assets
Cash and cash equivalents	276	483
Restricted cash	162	232
Marketable securities	227	24
Accounts receivables, net	866	720
Amount due from related party	190	185
Other current assets	251	323
Total current assets	1 972	1 967
Non-current assets
Investment in associated companies	700	721
Newbuildings	1 404	2 531
Drilling units	13 011	11 223
Goodwill	1 320	1 320
Restricted cash	227	250
Deferred tax assets	21	33
Equipment	33	25
Amount due from related party	20	0
Other non-current assets	225	234
Total non-current assets	16 962	16 337
Total assets	18 934	18 304
LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	1 462	1 419
Trade accounts payable	55	38
Short-term deferred taxes	6	10
Short-term debt to related party	62	19
Other current liabilities	1 203	1 285
Total current liabilities	2 788	2 771
Non-current liabilities
Long-term interest bearing debt	8 376	8 574
Long-term debt to related party	787	435
Deferred taxes	15	34
Other non-current liabilities	253	188
Total non-current liabilities	9 431	9 231
Equity
Common shares of par value US$2.00 per share:
800,000,000 shares authorized
468,262,574 outstanding at June 30, 2012 (December, 31 2011: 467,772,174 )	935	935
Additional paid in capital	2 186	2 097
Contributed surplus	1 956	1 956
Accumulated other comprehensive income	93	(5)
Accumulated earnings	1 115	994
Equity attributable to the parent	6 285	5 977
Non-controlling interest	430	325
Total equity	6 715	6 302
Total liabilities and equity	18 934	18 304

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS
for the six month periods ended June 30, 2012 and 2011

(In US$ millions)

	Six month period ended June 30,
	2012	2011
Cash Flows from Operating Activities
Net income/ (loss)	992	1 531
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	291	291
Amortization of deferred loan charges	14	18
Amortization of unfavorable contracts	0	(18)
Amortization of favorable contracts	6	12
Amortization of mobilization revenue	(69)	(45)
Share of results from associated companies	(33)	(36)
Share-based compensation expense	2	6
Unrealized (gain)/ loss related to derivative financial instruments	7	39
Dividend received from associated company	7	0
Deferred income tax expense	10	51
Unrealized foreign exchange loss (gain) on long term interest bearing debt	1	19
Gain on disposal of other investments	(86)	0
Non cash gain recognized related to realization of marketable securities	0	(416)
Non cash gain recognized related to loss of control in subsidiary	0	(540)
Gain on decline in ownership interest	(169)	0
Changes in operating assets and liabilities, net of effect of acquisitions
Unrecognized mobilization fees received from customers	149	12
Trade accounts receivable	(146)	(91)
Trade accounts payable	17	(26)
Prepaid expenses/accrued revenue	(2)	(43)
Other, net	(55)	(2)
Net cash provided by operating activities	936	762

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS
for the six month periods ended June 30, 2012 and 2011

(In US$ millions)

	2012	2011
Cash Flows from Investing Activities
Additions to newbuildings	(865)	(1 438)
Additions to rigs and equipment	(133)	(65)
Settlement of disputes with ship yard	38	0
Change in margin calls and other restricted cash	96	4
Purchase of marketable securities	(19)	0
Investment in subsidiaries, net of cash acquired	0	(26)
Cash deconsolidated upon loss of control in subsidiary	0	(127)
Investment in associated companies	(68)	0
Disposal of associated companies	65	0
Long term loan granted to related parties	(20)	0
Proceeds from realization of marketable securities	219	125
Net cash used in investing activities	(687)	(1527)

Cash Flows from Financing Activities
Proceeds from debt	879	3 950
Repayments of debt	(1 045)	(2 948)
Debt fees paid	(2)	(34)
Proceeds from debt to related party	487	0
Repayments of debt to related party	(85)	0
Contribution (to) / from non-controlling interests	(23)	(70)
Contribution from non-controlling interests related to private placement	147	425
Purchase of treasury shares	0	(111)
Proceeds from sale of treasury shares	6	8
Dividends paid	(820)	(729)
Net cash used by financing activities	(456)	491

Effect of exchange rate changes on cash and cash equivalents	0	7

Net increase / (decrease) in cash and cash equivalents	(207)	(267)
Cash and cash equivalents at beginning of the year	483	755
Cash and cash equivalents at the end of period	276	488

Supplementary disclosure of cash flow information
Interest paid, net of capitalized interest	(155)	(139)
Taxes paid	(94)	(72)

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the six months ended June 30, 2012

(In US$ millions)

	Share Capital	Additional paid-in capital	Contributed surplus	Accumulated OCI	Retained earnings	NCI	Total equity
Balance at December 31, 2011	935	2 097	1 956	(5)	994	325	6 302
Sale of treasury shares		6					6
Purchase of treasury shares							0
Employee stock options issued		2					2
Private placement in subsidiary		84				66	150
Costs related to capital increase in subsidiary		(3)					(3)
Other comprehensive income				98		11	109
Dividend payment					(820)	(23)	(843)
Dividend paid to Non-controlling interests in VIE							0
Shares purchased from non controlling interests							0
Deconsolidation of subsidiaries							0
Induced conversion of convertible bonds							0
Net income					941	51	992
Balance at June 30, 2012	935	2 186	1 956	93	1,115	430	6,715

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the six months ended June 30, 2011

(In millions of US$)

	Share Capital	Additional paid-in capital	Contributed surplus	Accumulated OCI	Retained earnings	NCI	Total equity
Balance at December 31, 2010	886	1 217	1 956	323	1 016	539	5 937
Sale of treasury shares	1	7					8
Purchase of treasury shares	(6)	(105)					(111)
Employee stock options issued		6					6
Private placement in subsidiary		256				169	425
Other comprehensive income				(335)		18	(317)
Dividend payment					(729)		(729)
Dividend paid to Non-controlling interests in VIE						(23)	(23)
Paid to Non-controlling interest in VIE		(4)				(43)	(47)
Deconsolidation of subsidiary						(330)	(330)
Induced conversion of convertible bonds	53	674					727
Net income					1 494	37	1 531
Balance at June 30, 2011	934	2 051	1 956	(12)	1 781	367	7 077

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Note 1- General information

Seadrill Limited ("we", "the Company", or "our") is a publicly listed company on the New York Stock Exchange and the Oslo Stock Exchange. We were incorporated in Bermuda in May 2005. Assisted by the acquisition of other companies and investment in newbuildings, we have developed into an international offshore drilling contractor providing services within drilling and well services, and as of June 30, 2012 we owned and operated 43 offshore drilling units, and have additionally 18 units under construction. Our versatile fleet consists of drillships, jack-up rigs, semi-submersible rigs and tender rigs for operations in shallow and deepwater areas, as well as benign and harsh environments.

As used herein, and unless otherwise required by the context, the term "Seadrill" refers to Seadrill Limited and the terms "Company", "we", "Group", "our" and words of similar import refer to Seadrill and its consolidated companies. The use herein of such terms as group, organization, we, us, our and its, or references to specific entities, is not intended to be a precise description of corporate relationships.

Basis of presentation

The unaudited interim consolidated financial statements are stated in accordance with generally accepted accounting principles in the United States of America (US GAAP). The unaudited interim consolidated financial statements do not include all of the disclosures required in complete annual financial statements. These interim financial statements should be read in conjunction with our financial statements as at December 31, 2011. The year-end condensed balance sheet data that was derived from audited financial statements does not include all disclosures required by accounting principles generally accepted in the United States of America. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair statement have been included.

In first quarter of 2011 the Company reported a gain on loss of control in subsidiary of US$477 million before taxes. During the third quarter of 2011, the Company corrected that amount and increased the gain by US$63 million to US$540 million before taxes. There was no impact of this adjustment on the previously reported taxes. This was related to other comprehensive income items of the deconsolidated subsidiaries now recycled into our profit and loss statement, mainly related to currency translation adjustments. The effect on total equity was 0.

Summarized effect on previously reported numbers:

(In millions of US$)	Three months ended March 31, 2011		Six months ended June 30, 2011
	As previous reported	As previous corrected	As previous reported	As previous corrected
Statement of operations
Gain on loss of control in subsidiary	477	540	477	540
Total financial items	441	504	706	769
Income before income taxes	871	934	1,566	1,629
Net income	823	886	1,468	1,531
Net income attributable to parent	816	879	1,431	1,494
Basic EPS	1.84	1.98	3.18	3.32
Diluted EPS	1.70	1.83	2.99	3.12
Statement of Comprehensive Income
Deconsolidation of subsidiaries	0	(63)	0	(63)
Other comprehensive income/ (loss):	195	132	(254)	(317)
Balance Sheet
Accumulated other comprehensive income	501	438	51	(12)
Accumulated earnings	1,447	1,510	1,718	1,781

Significant accounting policies

The accounting policies adopted in the preparation of the unaudited interim financial statements are consistent with those followed in the preparation of our annual consolidated financial statements and accompanying notes for the year ended December 31, 2011.

Note 2 — Recent Accounting Pronouncements

Recently Adopted Accounting Standards

Intangibles-goodwill and other—Effective January 1, 2012, we adopted the accounting standards update that amends the goodwill impairment testing requirements by giving an entity the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount and whether the two-step impairment test is required.  The update is effective for goodwill impairment tests performed for annual and interim periods beginning after December 15, 2011. Our adoption did not have an effect on our condensed consolidated financial statements because a goodwill impairment test was not required in the six months ended June 30, 2012.

Fair value measurements—Effective January 1, 2012, we adopted the accounting standards update that requires additional disclosure about fair value measurements that involve significant unobservable inputs, including additional quantitative information about the unobservable inputs, a description of valuation techniques used, and a qualitative evaluation of the sensitivity of these measurements.  Our adoption did not have a material effect on the disclosures contained in our notes to condensed consolidated financial statements.

Recently Issued Accounting Standards

Balance sheet—Effective January 1, 2013, we will adopt the accounting standards update that expands the disclosure requirements for the offsetting of assets and liabilities related to certain financial instruments and derivative instruments.  The update requires disclosures to present both gross information and net information for financial instruments and derivative instruments that are eligible for net presentation due to a right of offset, an enforceable master netting arrangement or similar agreement.  The update is effective for interim and annual periods beginning on or after January 1, 2013.  We do not expect that our adoption will have a material effect on our condensed consolidated balance sheet or the disclosures contained in our notes to condensed consolidated financial statements.

Note 3– Segment information

Operating segments

We provide offshore drilling services to the oil and gas industry. Our business has been organized into segments based on differences in management structure and reporting, economic characteristics, customer base, asset class and contract structure. We currently operate in the following three segments:

Floaters: We offer services encompassing drilling, completion and maintenance of offshore exploration and production wells. The drilling contracts relate to semi-submersible rigs and drillships for harsh and benign environments in mid-, deep- and ultra-deep waters.

Jack-up rigs: We offer services encompassing drilling, completion and maintenance of offshore exploration and production wells. The drilling contracts relate to jack-up rigs for operations in harsh and benign environment.

Tender rigs: We offer services encompassing drilling, completion and maintenance of offshore production wells in Southeast Asia, West Africa and the Americas. The drilling contracts relate to self-erecting tender rigs and semi-submersible tender rigs.

Segment results are evaluated on the basis of operating profit, and the information given below is based on information used for internal reporting. The accounting principles for the segments are the same as for our consolidated financial statements.

Contract revenues
(In US$ millions )	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Floaters	718	640	1,374	1,264
Jack-up rigs	186	191	385	394
Tender rigs	183	137	352	263
Well Services *	-	0	-	128
Total	1,087	968	2,112	2,049
* Represents the activity up to the time of deconsolidation in February 2011.

Depreciation and amortization
(In US$ millions )	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Floaters	101	86	195	175
Jack-up rigs	36	37	68	71
Tender rigs	14	25	27	39
Well Services*	-	0	-	6
Total	151	148	291	291
* Represents the activity up to the time of deconsolidation in February 2011.

Operating income - net income
(In US$ millions )	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Floaters	345	341	663	653
Jack-up rigs	59	49	126	113
Tender rigs	78	40	149	89
Well Services*	-	0	-	5
Operating income	483	430	939	860
Unallocated items:
Total financial items	114	264	138	769
Income taxes	(43)	(50)	(85)	(98)
Net income	554	645	992	1,531
* Represents the activity up to the time of deconsolidation in February 2011.

Total Assets
(In US$ millions )	June 30, 2012	December 31, , 2011
Floaters	13,234	12,849
Jack-up rigs	4,160	4,209
Tender rigs	1,540	1,246
Total	18,934	18,304

Note 4 – Earnings per share

The computation of basic earnings per share ("EPS") is based on the weighted average number of shares outstanding during the period. Diluted EPS includes the effect of the assumed conversion of potentially dilutive instruments.

The components of the numerator for the calculation of basic and diluted EPS are as follows:
(In US$ millions)	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Net (loss)/ income available to stockholders	526	615	941	1,494
Effect of dilution	9	15	18	31
Diluted net (loss)/ income available to stockholders	535	630	959	1,525

The components of the denominator for the calculation of basic and diluted EPS are as follows:
(In number of shares)	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Basic earnings per share:
Weighted average number of common shares outstanding	468	457	468	450
Diluted earnings per share:
Weighted average number of common shares outstanding	468	457	468	450
Effect of dilutive share options	2	2	2	2
Effect of dilutive convertible bonds	20	29	20	37
	489	488	489	489

Note 5 – Taxation

Income taxes consist of the following:
(In millions of US dollar)	Three month period ended June 30, 2012	Three month period ended June 30, 2011

Current tax expense:
Bermuda	-	-
Foreign	39	129
Deferred tax expense:
Bermuda	-	-
Foreign	2	(2)
Deferred taxes acquired during the year
Tax related to internal sale of assets in subsidiary, amortized for group purposes	2	(77)
Total provision	43	50
Effective tax rate	6.3%	7.2%

(In millions of US dollar)	Six month period ended June 30, 2012	Six month period ended June 30, 2011

Current tax expense:
Bermuda	-	-
Foreign	81	179
Deferred tax expense:
Bermuda	-	-
Foreign	-	(5)
Deferred taxes acquired during the year
Tax related to internal sale of assets in subsidiary, amortized for group purposes	4	(76)
Total provision	85	98
Effective tax rate	7.3%	6.0%

The Company, including its subsidiaries, is taxable in several jurisdictions based on its rig operations. A loss in one jurisdiction may not be offset against taxable income in another jurisdiction. Thus, the Company may pay tax within some jurisdictions even though it might have an overall loss at the consolidated level.

The income taxes for the three and six months ended June 30, 2012 and 2011 differed from the amount computed by applying the statutory income tax rate of 0 % as follows:
(In millions of US dollar)	Three month period ended June 30, 2012	Three month period ended June 30, 2011

Income taxes at statutory rate	-	-
Effect of transfers to new tax jurisdictions	-	(80)
Effect of change in taxable currency	-	-
Effect of taxable income in various countries	43	130
Total	43	50

(In millions of US dollar)	Six month period ended June 30, 2012	Six month period ended June 30, 2011

Income taxes at statutory rate	-	-
Effect of transfers to new tax jurisdictions	1	(79)
Effect of change in taxable currency	-	-
Effect of taxable income in various countries	84	177
Total	85	98

Deferred Income Taxes

Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. The net deferred tax assets (liabilities) consist of the following:

Deferred Tax Assets:
(In US$ millions)	June 30, 2012	December 31, 2011

Pension	6	11
Tax loss carry forward	-	-
Unfavorable contracts	-	-
Provisions	4	15
Property, plant and equipment	10	9
Other	1	8
Gross deferred tax asset	21	43

Deferred Tax Liability:
(In US$ millions)	June 30, 2012	December 31, 2011

Property, plant and equipment	-	-
Long term maintenance	-	-
Gain from sale of fixed assets	31	31
Other	(10)	13
Gross deferred tax liability	21	44

Net deferred tax	0	1

Net deferred taxes are classified as follows:
(In US$ millions)	June 30, 2012	December 31, 2011

Short-term deferred tax asset	0	10
Long-term deferred tax asset	21	33
Short-term deferred tax liability	6	10
Long-term deferred tax liability	15	34
Net deferred tax	0	1

Future taxable income justifies the inclusion of tax loss carry-forward in the calculation of net deferred taxes.

Tax issue related to relocation of rigs and functional currency

There have been no developments during second quarter related to these issues.

Note 6 – Marketable securities

The historic cost of marketable securities is marked to market, with changes in fair value recognized as "Other comprehensive income".

Marketable securities held by us include now 81.1% of the partially redeemed Petromena NOK2,000 million bond ("Petromena") and 6.38% of SapuraKencana Petroleum Bhd ("SapuraKencana"). We have sold our position in Golden Close Maritime bond ("Golden Close") during the second quarter of 2012.

At the end of Q1 2012 Seadrill owned a 23.59% share in SapuraCrest Petroleum Bhd , which was accounted for using the equity method with income pickup on quarter in arrears. On May 17, 2012 SapuraCrest Petroleum Bhd and Kencana Petroleum Bhd merged resulting in dilution of Seadrill shareholdings from 23.59% to 11.77% recognizing a gain of US$169 million presented in the statement of operations. The investment was consequently transferred from Investment in associated companies to an investment accounted for at fair value as an available-for-sale security. The investment is marked-to-market each quarter with the difference between book value and market value of the investment recognized in OCI.

In the period between May 23 and 29 we purchased a total of 30.1 million shares in SapuraKencana. On May 30, 2012 Seadrill sold 300 million shares for a total consideration of approximately US$200 million in SapuraKencana recognizing a gain of US$84 million presented in the statement of operations. After this transaction Seadrill owns shares in SapuraKencana constituting 6.38% of the company.

Marketable securities and changes in their carrying value are as follows:

(In US$ millions)	Ensco	Petromena	Golden Close	SapuraKencana	Total

Historic cost at December 31, 2011	5	4	15	-	24
Fair Market value adjustments recognized via OCI or P&L as of December 31, 2011	(1)	-	1	-	0
Net book value at December 31, 2011	4	4	16	-	24
Additions				237	237
Fair market value adjustments recognized via OCI	-	-	-	84	84
Release of OCI into profit & loss	-	-	(1)	(84)	(85)
Realization of historic cost	(4)	-	(15)	(113)	(132)
Other than temporary impairments	-	-	-	-	-
Historic cost at June 30, 2012	-	4	-	124	128
Fair Market value adjustments recognized via OCI as of June 30, 2012	-	-	-	99	99
Fair Market value adjustments recognized via P&L	-	-	-	-	-
Net book value at June 30, 2012	-	4	-	223	227

Note  7 – Gain/ (loss) on derivative financial instruments

The year to date loss of $6 million in our Statement of Operations consists of the following:

Total Return Swaps (TRS):
We have a TRS agreement with 2,000,000 Seadrill Limited shares as underlying security, with a reference price of NOK 224.70 and expiry on September 6, 2012. The total realized and unrealized gain related to the TRS agreements amounted to $7 million for the six months ended June 30, 2012.

Interest-rate swap agreements and forward exchange contracts:
Total realized and unrealized loss on interest-rate swap agreements, not qualified for hedge accounting, and forward exchange contracts amounted to $92 million for the six months ended June 30, 2012.

Other derivative instruments:
Total realized and unrealized gain on other derivative instruments amounted to $80 million for the six months ended June 30, 2012, mainly due to realized gain on our Ensco forwards contracts  in the first quarter (US$63 million).

Note 8 – Newbuildings

(In US$ millions )
Opening balance at December 31, 2011	2,531
Additions	865
Re-classified as drilling units	(1,992)
Closing balance at June 30, 2012	1,404

The reclassification to Drilling units is related to West Elara, West Capricorn and West Leo while the additions are mostly related to first instalments on West Jupiter, West Neptune, West Rigel, West Saturn and West Mira.

In 2012, additions to newbuildings are principally related to acquisition of rigs and yard installments, but also include capitalized interest expenses and loan-related costs amounting to $52 million.

Newbuildings as at June 30, 2012, are as follows:
Drilling unit	Yard	Delivery date	Book Value as of June 30, 2012	Estimated total project price
			In US$ millions	In US$ millions
Jack-up rigs
West Telesto	Dalian	4Q 2012	22	190
West Tucana	Jurong	3Q 2012	41	200
West Castor	Jurong	1Q2013	40	200
West Oberon	Dalian	1Q 2013	21	190
West Linus	Jurong	3Q 2013	109	530
Tender rigs
T-15	Nantong	4Q 2012	35	113
T-16	Nantong	1Q 2013	34	113
T-17	Nantong	1Q 2013	29	115
T-18	Nantong	4Q 2013	15	135
West Esperanza	Keppel	2Q 2013	47	200
Semi-submersible rigs
West Mira	Hyundai	4Q 2014	57	650
West Rigel	Jurong	1Q 2015	116	650
Drillships
West Auriga	Samsung	2Q 2013	147	600
West Vela	Samsung	2Q 2013	145	600
West Tellus	Samsung	3Q 2013	143	600
West Neptune	Samsung	2Q 2014	161	600
West Jupiter	Samsung	3Q 2014	161	600
West Saturn	Samsung	2Q 2014	80	600
Total			1,404	6,886

Refer also note 14 (commitments and contingencies) for an overview of the maturity schedule for remaining yard installments.

Note 9 – Drilling units

(In US$ millions)	June 30, 2012	December 31, 2011
Cost	14,972	12,898
Accumulated depreciation	(1,961)	(1,675)
Net book value	13,011	11,223

The increase in cost is mostly related to the transfer of West Elara, West Capricorn and West Leo from the Newbuildings (please refer to note 8).

Depreciation expense was $288 million and $279 million for the six months, and $148 million and $124 million for the three months ended June 30, 2012 and 2011, respectively.

Note 10– Equipment

Equipment consists of IT and office equipment, furniture and fittings.
(In US$ millions)	June 30, 2012	December 31, 2011
Cost	51	40
Accumulated depreciation	(18)	(15)
Net book value	33	25

Depreciation expense was $3 million and $12 million for the six months, and $2 million and $12 million for the three months ended June 30, 2012 and 2011, respectively.

Note 11 – Goodwill

In the three and six months periods ended June 30, 2012 there were no impairment losses. Goodwill balance and changes in the carrying amount of goodwill are as follows:
(In US$ millions)	Period ended June 30, 2012	Year ended December 31, 2011
Net book balance at beginning of period	1,320	1,676
Goodwill acquired during the period	-	-
Goodwill derecognized related to loss of control in subsidiary	-	(356)
Impairment losses	-	-
Currency adjustments	-	-
Net book balance at end of period	1,320	1,320

Note 12 – Long-term interest bearing debt and interest expenses

(In US$ millions)	June 30, 2012	December 31, 2011

Credit facilities:
US$800 facility	250	272
US$585 facility	312	337
US$100 facility	72	74
US$1,500 facility	971	1,059
US$1,200 facility	933	1,000
US$700 facility	595	630
US$1,121 facility	1,072	985
US$2,000 facility (North Atlantic Drilling)	1,833	1,917
US$170 facility	87	92
US$550 facility	523	550
US$400 facility	380	400
US$100 credit	100	0
Total Bank Loans + other	7,128	7,316

Debt recorded in consolidated VIE's:
US$700 facility	431	470
US$1,400 facility	881	939
Total Ship Finance Facilities	1,312	1,409

Bonds and convertible bonds:
Bonds	569	425
Convertible bonds	553	545
Total bonds	1,122	970

Other credit facilities with corresponding restricted cash deposits:	276	298

Total interest bearing debt	9,838	9,993
Less: current portion	(1,462)	(1,419)
Long-term portion of interest bearing debt	8,376	8,574

The outstanding debt as of June 30, 2012 is repayable as follows:
(In US$ millions) Year ending December 31
2012	951
2013	2,332
2014	1,599
2015	1,779
2016 and thereafter	3,274
Effect of amortization of convertible bond	(97)
Total debt	9,838

Covenants- Credit facilities:

We have various covenants relating to its credit facilities. These mainly consist of minimum liquidity requirements, interest coverage ratio, current ratio, equity ratio and leverage ratio - for more details see our Annual Report 2011.

Note 13 – Equity
	June 30, 2012		December 31, 2011
All shares are common shares of US$2.00 par value each	Shares	US$ millions	Shares	US$ millions
Authorized share capital	800,000,000	1,600	800,000,000	1,600

Issued and fully paid share capital	469,250,933	938	469,250,933	938
Treasury shares held by Company	(958,459)	(3)	(1,478,759)	(3)
Shares issued and outstanding	468,262,574	935	467,772,174	935

On March 27, 2012, our subsidiary North Atlantic completed a private placement of 150,000,000 new ordinary shares at US$2.00 per share, raising gross proceeds of US$300 million. Seadrill Ltd was allocated 75,000,000 shares in the private placement and following the transaction we own 73.2% of North Atlantic. The US$210 million shareholder loan granted to North Atlantic in relation to the acquisition as of March 31, 2011 was converted to equity/repaid in relation to the private placement; US$150 million was converted and US$60 million was repaid. The net cost related to the private placement, a total of US$3 million, resulted in a net cash effect of US$147 million.

Note 14 – Other comprehensive income

Accumulated other comprehensive income as per June 30, 2012 and December 31, 2011:
	June 30,	December 31,
	2012	2011
The total balance of accumulated other comprehensive income is made up as follows:
Unrealized gain on marketable securities	99	1
Unrealized gain on foreign exchange	54	54
Actuarial gain relating to pension	(11)	(11)
Unrealized gain/ (loss) on interest rate swaps in subsidiaries	0	0
Unrealized gain/ (loss) on interest rate swaps in VIEs	(49)	(49)
Accumulated other comprehensive income	93	(5)

Note: All items of other comprehensive income/ (loss) are stated net of tax.

The applicable amount of income taxes associated with each component of other comprehensive income is $0 due to the fact that the items relate to companies domiciled in non-taxable jurisdictions.

Note 15 – Related party transactions

We have entered into sale and leaseback contracts for several drilling units with Ship Finance International Limited ("Ship Finance"), a company in which our principal shareholders Hemen Holding Ltd and Farahead Investments Inc (hereafter jointly referred to as "Hemen") and companies associated with Hemen have a significant interest. Hemen is controlled by trusts established by the Company's President and Chairman Mr. John Fredriksen for the benefit of his immediate family. We have determined that the Ship Finance subsidiaries, which own the units, are variable interest entities (VIEs), and that we are the primary beneficiary of the risks and rewards connected with the ownership of the units and the charter contracts. Accordingly, these VIEs are fully consolidated in our consolidated accounts. The equity attributable to Ship Finance in the VIEs is included in non-controlling interests in our consolidated accounts.

In the six month period ended June 30, 2012, we incurred the following lease costs on units leased back from Ship Finance subsidiaries:

Rig
West Polaris	62
West Hercules	37
West Taurus	57
Total	156

These lease costs are eliminated at consolidation.

On July 1, 2011, the VIE companies SFL Deepwater and SFL Polaris declared and paid a dividend of $290 million and $145 million respectively to Ship Finance International Limited (SFIL). SFIL simultaneously granted loans to SFL Deepwater and SFL Polaris of the same amounts with an interest rate of 4.5%. These loans are presented as long term debt to related parties in our balance sheet on June 30, 2012 and December 31, 2011.

On March 31, 2012, we obtained a short-term unsecured credit facility of $84 million from Metrogas, also an affiliate of Hemen Holding Ltd and Farahead Investments Inc. The principal plus interest was repaid in June 2012.

On May 15, 2012 we obtained a short term unsecured credit facility of $50 million from Metrogas. The amount is repayable July 31, 2012 and bears an interest of 3 month LIBOR plus a margin of 1.9%. The loan is presented as short term debt to related parties in our balance sheet on June 30, 2012.

On June 7, 2012 we obtained a long term unsecured credit facility of NOK 1,200 million from Metrogas and the amount is repayable July 31, 2013. This loan agreement was amended on June 14 and June 27 increasing the loan amount to a total of NOK 2,100 million ($352 million). Interest is paid quarterly in arrears, first time September 30, 2012. Interest for the first period is 3 month NIBOR plus 3.5% margin, for the subsequent interest periods the interest is 3 month NIBOR plus 4.5% margin. The loan is presented as long term debt to related parties in our balance sheet on June 30, 2012.

On June 27, 2012 the Company granted Archer a long term unsecured credit facility of $20 million. The loan is repayable June 30, 2018 and bears an interest of 3 month LIBOR plus 4.5% margin. The loan is presented as long term amount due from related parties in our balance sheet on June 30, 2012.

Note 16 – Risk management and financial instruments

The majority of our gross earnings from rigs and vessels are receivable in US dollars and the majority of our other transactions, assets and liabilities are denominated in US dollars, the functional currency of the Company. However, the Company has operations and assets in a number of countries worldwide and incurs expenditures in other currencies, causing its results from operations to be affected by fluctuations in currency exchange rates, primarily relative to the US dollar. The Company is also exposed to changes in interest rates on floating interest rate debt, and to the impact of changes in currency exchange rates on NOK denominated debt. There is thus a risk that currency and interest rate fluctuations will have a negative effect on the value of the Company's cash flows.

Interest rate risk management

The Company's exposure to interest rate risk relates mainly to its floating interest rate debt and balances of surplus funds placed with financial institutions. This exposure is managed through the use of interest rate swaps and other derivative arrangements. The Company's ambition is to obtain the most favorable interest rate borrowings available without increasing its foreign currency exposure. Surplus funds are generally placed in fixed deposits with reputable financial institutions, yielding higher returns than are available on overnight deposits in banks. Such deposits generally have short-term maturities, in order to provide the Company with flexibility to meet all requirements for working capital and capital investments. The extent to which the Company utilizes interest rate swaps and other derivatives to manage its interest rate risk is determined by the net debt exposure and its views on future interest rates.

Interest rate swap agreements not qualified as hedge accounting

At June 30, 2012, the Company had interest rate swap agreements with an outstanding principal of $4,729 million (December 31, 2011: $4,738 million). In addition, the Company had outstanding cross currency interest rate swaps at June 30, 2012 with a principal amount of $250 million (December 31, 2011: $34 million). These agreements do not qualify for hedge accounting, and accordingly any changes in the fair values of the swap agreements are included in the Consolidated Statement of Operations under "Gain/(loss) on derivative financial instruments". The combined total fair value of the interest rate swaps and cross currency interest swaps outstanding June 30, 2012 amounted to minus $387 million (December 31, 2011: minus $345 million). The fair value of the interest rate swaps and cross currency interest swaps are classified as other current liabilities in the balance sheet.

During first quarter 2012 the Company has entered into one new cross currency interest rate swap in connection with the NOK 1,250 million bond. In addition to this the only change to the notional amounts on these agreements from December 31,2011 is the amortization of the notional amount on one interest rate swap; outstanding principal changed from $88 million as per December 31, 2011 to $79 million as per June 30, 2012 . The table below reflects the above mentioned changes. For a complete overview of the interest rate swap agreements please refer to the 2011 20-F.

Outstanding principal	Receive rate	Pay rate	Length of contract
(In US$ millions)
79	6 month LIBOR	3.83%	Mar 2008 - Sep 2016
216 (NOK 1,250 mill)	3month NIBOR+3.2%	3 month LIBOR +3.8%	Feb 2012 – Feb 2012

Interest rate hedge accounting

Two of the Ship Finance subsidiaries consolidated by the Company as VIE's have entered into interest rate swaps in order to mitigate the Company's exposure to variability in cash flows for future interest payments on the loans taken out to finance the acquisition of West Polaris and West Taurus.  These interest rate swaps qualify for hedge accounting and any changes in their fair value are included in "Other comprehensive income/loss". Below is a summary of the notional amounts, fixed interest rates payable and durations of these interest rate swaps.

Outstanding principal	Receive rate	Pay rate	Length of contract
(In US$ millions)
470 (West Polaris )	1 month LIBOR	3.89%	July 2008 - Oct 2012
518 (West Taurus)	1 month LIBOR	2.19%	Dec 2008 - Aug 2013

In the six month period ended June 30, 2012 the above two VIE Ship Finance subsidiaries recorded fair value gains of $11 million on their interest rate swaps. These losses were recorded by those VIEs as "Other comprehensive income" but due to their ownership by Ship Finance these losses are allocated to "Non-controlling interest" in our equity statement.

Any change in fair value resulting from hedge ineffectiveness is recognized immediately in earnings. The two VIEs and therefore the Company, did not recognize any gain or loss due to hedge ineffectiveness in the consolidated financial statements during the six month period ended June 30, 2012, 2011 and 2010 relating to derivative financial instruments.

Foreign currency risk management

The Company uses foreign currency forward contracts and other derivatives to manage its exposure to foreign currency risk on certain assets, liabilities and future anticipated transactions. Such derivative contracts do not qualify for hedge accounting treatment and are recorded in the balance sheet under receivables if the contracts have a net positive fair value, and under other short-term liabilities if the contracts have a net negative fair value. At June 30, 2012, the Company had forward contracts and cross currency interest rate swaps to sell approximately $457 million between April 2012 and November 2012 at exchange rates ranging from NOK5.72 to NOK6.03 per US dollar. The total fair value of currency forward contracts June 30, 2012 amounted to $3 million (June 30, 2011: $7 million).

Total Return Swap Agreements

In March 2012, the Company entered into a TRS agreement with 2,000,000 Seadrill Limited shares as underlying security. This agreement expires in September 2012 and the agreed reference price was NOK 224.70 per share.

The total realized and unrealized gain relating to TRS agreements in 2012 amounted to $7 million (June 30, 2011 $2 million).

Fair values of financial instruments

The carrying value and estimated fair value of the Company's financial instruments at June 30, 2012 and December 31, 2011 are as follows:
	June 30, 2012		December 31, 2011
(In US$ millions)	Fair value	Carrying value	Fair value	Carrying value

Cash and cash equivalents	276	276	483	483
Restricted cash	389	389	482	482
Current portion of long-term debt	1,462	1,462	1,419	1,419
Long-term portion of floating rate debt	7,254	7,254	7,711	7,711
Long term portion of fixed rate CIRR loans	227	227	250	250
Fixed interest convertible bonds	800	553	735	545

The carrying value of cash and cash equivalents and restricted cash, which are highly liquid, is a reasonable estimate of fair value and categorized at level 1 on the fair value measurement hierarchy.

The fair value of the current and long-term portion of floating rate debt is estimated to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly basis. This debt is not freely tradable and cannot be purchased by the Company at prices other than the outstanding balance plus accrued interest. We have categorized this at level 2 on the fair value measurement hierarchy.

The fair value of the long-term portion of the fixed rate CIRR loans is equal to the carrying value, as they are matched with equal balances of restricted cash. We have categorized this at level 2 on the fair value measurement hierarchy.

The convertible bonds are freely tradable and their fair value has been set equal to the price at which they were traded at on June 30, 2012 and December 31, 2011. We have categorized this at level 1 on the fair value measurement hierarchy.

Financial instruments that are measured at fair value on a recurring basis:
	Fair value	Fair value measurements at reporting date using
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(In US$ millions)	June 30, 2012	(Level 1)	(Level 2)	(Level 3)
Assets:
Marketable securities	232	228	-	4
Other derivative instruments – short term receivable	7	-	7	-
Total assets	239	228	7	4
Liabilities:
Interest rate swap contracts – short term payable	399	-	399	-
Other derivative instruments – short term payable	2		2
Total liabilities	401	-	401	-

	Fair value	Fair value measurements at reporting date using
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(In millions of US dollar)	December 31, 2011	(Level 1)	(Level 2)	(Level 3)
Assets:
Marketable securities	24	4	-	20
TRS equity swap contracts	11	-	11	-
Other derivative instruments – short term receivable	3	1	2	-
Total assets	38	5	13	20
Liabilities:
Interest rate swap contracts – short term payable	372	-	372	-
Currency forward contracts – short term payable	3		3
Other derivative intruments – short term payable	39		39
Total liabilities	414		414	-

Roll forward of fair value measurements using unobservable inputs (Level 3):

(In US$ millions)
Beginning balance January 1, 2012	20
Realization	-16
Purchase	-
Changes in fair value of bonds	-
Closing balance June 30, 2012	4

ASC Topic 820 Fair Value Measurement and Disclosures (formerly FAS 157) emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, ASC Topic 820 establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within levels one and two of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within level three of the hierarchy).

Level one input utilizes unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Level two inputs are inputs other than quoted prices included in level one that are observable for the asset or liability, either directly or indirectly. Level two inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability, other than quoted prices, such as interest rates, foreign exchange rates and yield curves that are observable at commonly quoted intervals. Level three inputs are unobservable inputs for the asset or liability, which are typically based on an entity's own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

Note 17 – Commitments and contingencies

Purchase Commitments

At June 30, 2012, we had eighteen contractual commitments under newbuilding contracts. The contracts are for the construction of two semi-submersible rigs, six drillships, five jack-up rigs, and five tender rigs.  The units are scheduled to be delivered in 2012, 2013, 2014 and 2015. As of June 30, we have paid $1,404 million related to these rigs, including payments to the construction yards and other payments, and are committed to make further payments amounting to $5,482 million. These amounts include contract variation orders, spares, accrued interest expenses, construction supervision, operation preparation and mobilization.

The maturity schedule for the remaining payments is as follows:
Maturity schedule for remaining newbuild payments as of June 30, 2012 (In US$ millions)
2012	405
2013	2,553
2014	1,991
2015	534
Total	5,482

Legal Proceedings

We are a party, as plaintiff or defendant, to a few lawsuits in various jurisdictions for demurrage, damages, off-hire and other claims and commercial disputes arising from the construction or operation of our drilling units, in the ordinary course of business or in connection with our acquisition activities.  We believe that the resolution of such claims will not have a material impact individual or in the aggregate on our operations or financial condition. Our best estimate of the outcome of the various disputes has been reflected in our financial statements as of June 30, 2012.

Note 18 – Variable Interest Entities (VIEs)

As of June 30, 2012, the Company leased a drillship and two semi-submersible rigs from VIEs under finance leases. Each of the units had been sold by the Company to single purpose subsidiaries of Ship Finance Ltd and simultaneously leased back by the Company on bareboat charter contracts for a term of 15 years. The Company has several options to repurchase the units during the charter periods, and obligations to purchase the assets at the end of the 15 year lease period. The following table gives a summary of the sale and leaseback arrangements, as of June 30, 2012:

Unit	Effective from	Sale value (In US$ millions)	First repurchase option (In US$ millions)	Month of first repurchase option	Last repurchase option * (In US$ millions)	Month of last repurchase Option *
West Polaris	July 2008	850	548	September 2012	178	June 2023
West Taurus	Nov 2008	850	418	February 2015	149	Nov 2023
West Hercules	Oct 2008	850	580	August 2011	135	Aug 2023

 * For the unit West Polaris, Ship Finance has a put option exercisable at the end of the lease terms by which the vessel may be sold to Seadrill for a fixed price of $75 million. For West Taurus and West Hercules repurchase obligations at the end of the lease terms have been agreed, at $149 million and $135 million, respectively.

The Company has determined that the Ship Finance subsidiaries, which own the units, are variable interest entities (VIEs), and that the Company is the primary beneficiary of the risks and rewards connected with the ownership of the units and the charter contracts. Accordingly, these VIEs are fully consolidated in the Company's consolidated accounts. The Company did not record any gains from the sale of the units, as they continued to be reported as assets at their original cost in the Company's balance sheet at the time of each transaction. The equity attributable to Ship Finance in the VIEs is included in non-controlling interests in the Company's consolidated accounts. At June 30, 2012 (as well as at December 31, 2011) the units are reported under drilling units in the Company's balance sheet.

The bareboat charter rates are set on the basis of a Base LIBOR Interest Rate for each bareboat charter contract, and thereafter are adjusted for differences between the LIBOR fixing each month and the Base LIBOR Interest Rate for each contract. A summary of the bareboat charter rates per day for each unit is given below. The amounts shown are based on the Base LIBOR Interest Rate, and reflect average rates for the year.

		2012	2013	2014	2015	2016
	Base LIBOR Interest Rate	(In US$ thousands)	(In US$ thousands)	(In US$ thousands)	(In US$ thousands)	(In US$ thousands)
West Polaris	2.85%	323.5*	223.3	176.5	175.4	170.0
West Taurus	4.25%	311.9*	316.2*	320.7	165.0	158.8
West Hercules	4.25%	250.0	250.0	238.5	180.0	172.5

* For a period the interest rates for West Polaris and West Taurus have been fixed at 3.89% and 2.17%, respectively, and the bareboat charter rate for these two units is fixed regardless of movements in LIBOR interest rates. These fixed charter rates are reflected in the above table.

The assets and liabilities in the statutory accounts of the VIEs as at June 30, 2012 and as at December 31, 2011 are as follows:

	June 30,2012		December 31, 2011
(In US$ millions)	SFL West Polaris Limited	SFL Deepwater Ltd.	SFL West Polaris Limited	SFL Deepwater Ltd.
Name of unit	West Polaris	West Taurus West Hercules	West Polaris	West Taurus West Hercules

Investment in finance lease	569	1,182	611	1,240
Other assets	12	21	12	23
Total assets	581	1,203	623	1,263
Long term debt	375	762	398	822
Other liabilities	141	308	174	326
Total liabilities	516	1,070	572	1,148
Equity	65	133	51	115
Book value of units in the Company's consolidated accounts	603	1,010	614	1,021

Note 19 – Subsequent Events
On July 18, we successfully secured commitments from a group of commercial lending institutions for a new US$900 million senior secured credit facility. The new facility has a tenor of five years and a 10 years amortization profile. Interest on the loan and the set of financial covenants is in line with recent credit facilities entered into by the Company. The tender rigs West Alliance, West Berani, West Menang, West Pelaut, West Setia, West Jaya and T-12 will be pledged as security. At the same time we repaid the existing US$585 million facility.

On July 19, we repaid the short-term credit facility of US$100 million towards Nordea.

On July 23, we repaid the short-term unsecured credit facility of US$50 million to Metrogas.

On July 25, Seadrill received a commitment from a major oil company for new contracts on newbuild drillships West Auriga, West Vela and a third drilling unit currently in operation, which will be named later. The combined three-rig package involves 19 rig years and a potential contract value of US$4 billion, including mobilization fees for the newbuild units.

On August 10, Seadrill received the settlement from Archer for the US$20 million long term unsecured credit facility granted June 27.

Statement by the Board of Directors and Chief Executive Officer

We confirm, to the best of our knowledge, that the condensed financial statements for the period 1 January to 30 June 2012 has been prepared in accordance with US GAAP – Interim Financial Reporting, and gives a true and fair view of the Group's assets, liabilities, financial position and profit as a whole. We also confirm, to the best of our knowledge, that the interim report includes a fair review of important events that have occurred during the first six months of the financial year and their impact on the condensed financial statements, a description of the principal risks and uncertainties for the remaining six months of the financial year, and major related transactions.

August 27, 2012

The Board of Directors                                                                      Alf C. Thorkildsen
Seadrill Limited                                                                           CEO Seadrill Management AS
Hamilton, Bermuda                                                                            Stavanger, Norway